Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-213645

Relating to the Preliminary Prospectus Supplement dated May 2, 2019

(to Prospectus dated September 15, 2016)

$2,000,000,000

Starbucks Corporation

$1,000,000,000 3.550% Senior Notes due 2029

$1,000,000,000 4.450% Senior Notes due 2049

Pricing Term Sheet

May 2, 2019

Issuer:	Starbucks Corporation

Ratings (Moody’s/S&P/Fitch):*	Baa1 (Stable Outlook) / BBB+ (Stable Outlook) / BBB+ (Stable Outlook)

Format:	SEC Registered

Ranking:	Senior Unsecured

Trade Date:	May 2, 2019

Settlement Date:	May 13, 2019 (T+7)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Scotia Capital (USA) Inc.

Co-Managers:	Fifth Third Securities, Inc. HSBC Securities (USA) Inc. Loop Capital Markets LLC Penserra Securities LLC Rabo Securities USA, Inc. SunTrust Robinson Humphrey, Inc.

Title:	3.550% Senior Notes due 2029 (the “2029 notes”)	4.450% Senior Notes due 2049 (the “2049 notes”)

Principal Amount:	$1,000,000,000	$1,000,000,000

Maturity Date:	August 15, 2029	August 15, 2049

Interest Payment Dates:	February 15 and August 15, beginning August 15, 2019	February 15 and August 15, beginning August 15, 2019

Interest Payment Record Dates:	February 1 and August 1	February 1 and August 1

Benchmark Treasury:	UST 2.625% due February 15, 2029	UST 3.375% due November 15, 2048

Benchmark Treasury Price/Yield:	100-21+; 2.547%	108-23+; 2.931%

Spread to Benchmark Treasury:	+103 basis points	+153 basis points

Yield to Maturity:	3.577%	4.461%

Coupon (Interest Rate):	3.550% per annum	4.450% per annum

Price to Public (Issue Price):	99.774%	99.824%

Optional Redemption:

The 2029 notes will be redeemable at the Issuer’s option at any time prior to May 15, 2029 (three months prior to their August 15, 2029 maturity date), in whole at any time or in part from time to time, at a redemption price equal to (A) the greater of (i) 100% of the aggregate principal amount of the 2029 notes to be redeemed and (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the 2029 notes being redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 20 basis points, plus (B) accrued and unpaid interest on the 2029 notes being redeemed to the redemption date.

At any time on and after May 15, 2029 (three months prior to their August 15, 2029 maturity date), the Issuer may redeem some or all of the 2029 notes, at a redemption price equal to 100% of the principal amount of the 2029 notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

The 2049 notes will be redeemable at the Issuer’s option at any time prior to February 15, 2049 (six months prior to their August 15, 2049 maturity date), in whole at any time or in part from time to time, at a redemption price equal to (A) the greater of (i) 100% of the aggregate principal amount of the 2049 notes to be redeemed and (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the 2049 notes being redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 25 basis points, plus (B) accrued and unpaid interest on the 2049 notes being redeemed to the redemption date.

At any time on and after February 15, 2049 (six months prior to their August 15, 2049 maturity date), the Issuer may redeem some or all of the 2049 notes, at a redemption price equal to 100% of the principal amount of the 2049 notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

Change of Control Repurchase:	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of the 2029 notes by Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the 2029 notes, to make an offer to purchase the 2029 notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of the 2049 notes by Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the 2049 notes, to make an offer to purchase the 2049 notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP/ISIN:	855244 AT6 / US855244AT67	855244 AU3 / US855244AU31

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146; Morgan Stanley & Co. LLC toll-free at (866) 718-1649; U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.